Will H. Cai

+852 3758 1210

wcai@cooley.com

August 5, 2019

Confidential

Mr. Robert Telewicz, Accounting Branch Chief

Mr. Eric Mcphee, Staff Accountant

Ms. Sonia Barros, Assistant Director

Mr. Joshua Lobert, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	FANGDD NETWORK GROUP LTD (CIK No. 0001750593)

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on June 6, 2019

Dear Mr. Telewicz, Mr. Mcphee, Ms. Barros and Mr. Lobert:

On behalf of our client, Fangdd Network Group Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 3, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on June 6, 2019 (the “Draft Registration Statement”).

The Company has responded to the Staff’s comments by providing an explanation or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Draft Registration Statement.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

Financial Statements

9. Equity Method Investments, page F-36

1.

Please tell us whether the limited partnerships formed as part of your Sales Commitment Arrangements are variable interest entities as contemplated by ASC topic 810-10-15-14. Your response should include, but not be limited to, a discussion of whether the limited partnerships have sufficient equity at risk to permit the entity to finance its activities without additional subordinated financial support. In that regard, we note your disclosure on page F-53 that the Group is committed to make further capital injections into the limited partnerships.

In analyzing whether the limited partnerships formed as part of the Sales Commitment Arrangements are variable interest entities (“VIEs”), the Company has determined that none of the scope exceptions to ASC 810 applies and therefore focused on the assessment as to whether the limited partnerships have sufficient equity at risk to permit the entity to finance its activities without additional subordinated financial support.

The limited partnerships are formed for the purpose of participating in the Sales Commitment Arrangements, under which limited partnerships are required to provide funding of the deposits by either making the payments directly to the real estate developers (i.e., under the Non-Group Commitment Arrangements) or providing the funds to the Group for payments to the real estate developers by the Group (i.e., under the Self-Commitment Arrangements). Under these arrangements, an initial deposit is required to be paid to the real estate developers prior to the commencement of the exclusive sales period. The amount of initial deposits required is generally 10% to 20% of the minimum transaction price of the properties (the “Base Transaction Price”) to be sold to home purchasers in the market during the exclusive sales period. The required amount of deposits are subject to adjustments throughout the exclusive sales period such that 100% of the Base Transaction Price for the unsold properties, if any, is paid to the real estate developers at the end of the exclusive sales period.

Therefore, the limited partnerships are designed such that the investors (include the Group) would make their respective initial equity capital payments such that the initial deposit requirements are met. The investors would also commit to provide additional capital funding in several tranches based on a funding schedule that is prepared taking into account the forecast sale plan and actual progresses of properties sales throughout the exclusive sale period.

In accordance with ASC 810-10-15-14, the Company has determined that the total equity investment at risk is limited to the capital injected in these limited partnerships by the investors and does not include the commitments of the partners to contribute additional equity as such funding commitments are not reported as equity in the balance sheet of the limited partnerships. As the capital investments of the partners are the only source of funding of these limited partnerships, and that based on the design of the limited partnerships, the amount of paid-up capital at inception is limited to the funding requirements for the initial stage of the project. The Company has concluded that the limited partners are considered VIEs as their total equity investments at risk are not sufficient to permit the limited partnerships to finance their activities without additional subordinated financial support.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

2.

To the extent you have determined that the limited partnerships involved in the Sales Commitment Arrangements are VIEs, please provide us with a detailed analysis explaining how you arrived at the conclusion that the Group is not the primary beneficiary.

In the response to comment #1 above, the Company has determined that the limited partnerships formed as part of the Sales Commitment Arrangements are VIEs. The Company then perform the analysis on whether the Group is the primary beneficiary of the limited partnership in accordance with ASC 810-10-25-38 and 25-38A. The primary beneficiary analysis is a qualitative analysis based on power and benefits. A reporting entity has a controlling financial interest in a VIE and must consolidate the VIE if it has both power and benefits – that is, it has (i) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance (power); and (ii) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE (benefits).

The Company has considered the purpose and design of the limited partnerships and determined that the activities that most significantly impact the economic performance of the limited partnerships include: (i) selecting the projects, (ii) negotiating the terms of sale commitment arrangement, (iii) monitoring the progress of property sales and (iv) for the limited partnerships under Non-Group Commitment Arrangements, managing the disposal of unsold properties, if any, at the end of the sales period which the limited partnerships are required to purchase from the property developer.

Based on these activities that the Company considered to be most significant, the Company further evaluated who has the power to direct them beginning with an assessment of the parties involved in the ownership and governance structure of these limited partnerships. In this regard, the Company noted that each of the limited partnerships is sponsored by an investor that is unrelated to the Group. The investments of the sponsoring investor in the limited partnership are typically in the form of both limited partnership interest and general partnership interest, with these partnership interests being held by two or more of its controlled subsidiaries, respectively. The combined partnership interests of the sponsoring investor, through its controlled subsidiaries, are more than 50% (and up to 80%) with the other unrelated investors and the Group holding the remaining equity interests as limited partners.

Under the limited partnership agreement, the general partner has the ability to make key management decisions for the limited partnerships through its position. However, given that the limited partner(s) controlled by sponsoring investor with majority equity interests of the limited partnership and the general partner are under the common control of the sponsoring investor, the Group’s involvement in the activities of the limited partnerships, including those that most significantly impact the economic performance listed above, are limited to providing suggestions

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

on project selections, being a party to the negotiations involved in the collaborative agreements (including tri-party agreement involving the property developer) and providing information on the progress of the property sales. Furthermore, in the event that there are unsold properties at the end of the sales period (which has never happened), the Group’s involvement would be limited to providing assistance to the sponsoring investor in negotiating any settlement with the property developer or the Group may agree to provide services to the limited partnerships under a new, arm-length agreement to dispose of the properties in the open market.

The Group does not have any kick-out right or the unilateral ability to exercise any substantive participating rights. The Company has determined that the power to direct the activities that most significantly impact the economic performance rests with the general partner and the other limited partners that are all under the common control of the sponsoring investor.

In terms of the Group’s obligation to absorb losses of, or the right to receive benefits from, the limited partnerships, the Group and the other limited partner(s) losses are limited to the their respective committed capital investments, while the general partner, which is controlled by the sponsoring investor, has the obligation to absorb unlimited losses of the limited partnership. Both the general partner and limited partners (include the Group) have the right to receive sharing of profit from the limited partnership based on the proportion of actual capital contribution.

Based on the analysis above, while the Group does have the “benefits”, as defined in ASC810-25-38A(b), relating to its investments in the limited partnerships, it does not have the “power” to direct the activities of limited partnerships that most significantly impact their economic performance. Therefore, the Company concluded that the Group is not the primary beneficiary of the limited partnerships under the Sales Commitment Arrangements.

*        *        *

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

Will H. Cai

+852 3758 1210

wcai@cooley.com

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 2293 2366 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

Enclosures

cc:	Yi Duan, Chairman of the Board of Directors and Chief Executive Officer, Fangdd Network Group Ltd.

Huaxin Wen, Financial Director, Fangdd Network Group Ltd.

Charlie Kim, Esq., Cooley LLP

John Fung, Partner, KPMG Huazhen LLP

Joe Cheng, Partner, KPMG Huazhen LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with Cai, Lee & Partners

Room 1601, Level 16 Two ChinaChem Central 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com